August 29, 2024

Claire Mazumdar
Chief Executive Officer
Bicara Therapeutics Inc.
116 Huntington Avenue, Suite 703
Boston, MA 02116

       Re: Bicara Therapeutics Inc.
           Registration Statement on Form S-1
           Filed August 22, 2024
           File No. 333-281722
Dear Claire Mazumdar:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 22, 2024
Capitalization, page 82

1. Please reconcile the $164,064,000 of Series C redeemable convertible preferred stock as of June 30, 2024 presented in your capitalization table to the $164,604,000 of Series C redeemable convertible preferred stock presented within your consolidated balance sheet as of June 30, 2024 on page F-26.
Critical Accounting Polices and Estimates
Common Stock Valuation, page 100

2. We note your updated disclosure that no stock options were granted using common stock valuations prepared under PWERM. Please revise your disclosure to address the significant stock options granted in August 2024.
3. We note your response to comment 12 from our letter dated July 5, 2024. We note that you utilized your June 28, 2024 common stock valuation to value your
30.0 million stock
       options granted during August 2024. We further acknowledge the factors that you
 August 29, 2024
Page 2

       outlined related to the significant increase from your June 28, 2024 fair market value of your stock to the initial preliminary offering price range. Please explain to us in more detail and disclose the continued positive developments that you considered and provide us with an analysis of whether potential additional stock compensation expense would be material since there was a short period of time from your fair value determination on
       August 19th and the determination of your preliminary IPO range. Principal Stockholders, page 186

4. For your new board members, Dr. Powell and Dr. Bowden, please update the beneficial ownership information to show the ownership of these directors in accordance with Item
       403(b) of Regulation S-K.
Notes to Unaudited Condensed Consolidated Financial Statements
12. Subsequent Events, page F-45

5. Please quantify the amount of the stock compensation expense you expect to recognize for the option grants issued subsequent to June 30, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gabriela Morales-Rivera, Esq.